SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Avatech Solutions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05349Y 10 4 (CUSIP Number)

November 19, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 05349Y 10 4	13G/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: Eugene J. Fischer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,598 6 SHARED VOTING POWER 1,281,848 7 SOLE DISPOSITIVE POWER 1,598 8 SHARED DISPOSITIVE POWER 1,281,848

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,283,446
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.3%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 05349Y 10 4	13G/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: Barbara L. Santry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 1,281,848 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 1,281,848

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,281,848
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.3%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 05349Y 10 4	13G/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: Capstone SBIC Management, Inc. 94-3280419
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 1,281,848 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 1,281,848

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,281,848
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.3%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 05349Y 10 4	13G/A	Page 5 of 8 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: Capstone Ventures SBIC, L.P. 94-3295103
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,281,848 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 1,281,848 8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,281,848
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.3%
12	TYPE OF REPORTING PERSON* PN

SCHEDULE 13G

Item 1	(a).	Name of Issuer:

Avatech Solutions, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

10715 Red Run Boulevard., Suite 101, Owings Mills, Maryland 21117

Item 2	(a).	Names of Persons Filing:

Eugene J. Fischer Barbara L. Santry Capstone Ventures SBIC, L.P. Capstone SBIC Management, Inc.

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

The principal business office of Eugene J. Fischer, Barbara L. Santry, Capstone Ventures SBIC, L.P., and Capstone SBIC Management, Inc. is: 3000 Sand Hill Road, Building 1, Suite 290, Menlo Park, CA 94025

Item 2	(c).	Citizenship:

Eugene J. Fischer USA Barbara L. Santry USA Capstone SBIC Management, Inc. Delaware Capstone Ventures SBIC, L.P. Delaware

Item 2	(d).	Title of Class of Securities:

Common Stock

Item 2	(e).	CUSIP Number:

05349Y 10 4

Item 3.		If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership:

As of November 19, 2004, the following shares were beneficially owned by the Reporting Persons:

Eugene J. Fischer

	(a)	Amount beneficially owned: 1,283,446

	(b)	Percent of class: 11.3%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 1,598

		(ii)	Shared power to vote or to direct the vote: 1,281,848

		(iii)	Sole power to dispose or to direct the disposition of: 1,598

		(iv)	Shared power to dispose or to direct the disposition of: 1,281,848

Barbara L. Santry

	(a)	Amount beneficially owned: 1,281,848

	(b)	Percent of class: 11.3%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 0

		(ii)	Shared power to vote or to direct the vote: 1,281,848

		(iii)	Sole power to dispose or to direct the disposition of: 0

		(iv)	Shared power to dispose or to direct the disposition of: 1,281,848

Capstone SBIC Management, Inc.

	(a)	Amount beneficially owned: 1,281,848

	(b)	Percent of class: 11.3%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 0

		(ii)	Shared power to vote or to direct the vote: 1,281,848

		(iii)	Sole power to dispose or to direct the disposition of: 0

		(iv)	Shared power to dispose or to direct the disposition of: 1,281,848

Capstone Ventures SBIC, L.P.

	(a)	Amount beneficially owned: 1,281,848

	(b)	Percent of class: 11.3%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 1,281,848

		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition of: 1,281,848

		(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

.	CAPSTONE VENTURES, SBIC, L.P.

	By:	CAPSTONE SBIC MANAGEMENT, INC.,
its General Partner

Date: January 12, 2005	By:	/s/ Eugene J. Fischer
Eugene J. Fischer, President

CAPSTONE SBIC MANAGEMENT, INC

Date: January 12, 2005	By:	/s/ Eugene J. Fischer
Eugene J. Fischer, President

Date: January 12, 2005		/s/ Eugene J. Fischer
Eugene J. Fischer

Date: January 12, 2005		/s/ Barbara L. Santry
Barbara L. Santry

EXHIBIT A

AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13G, and any amendments thereto, with respect to the Common Stock, par value $0.01 per share, of Avatech Solutions, Inc., and that this Agreement be included as an Exhibit to such filing.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of November 26, 2003.

CAPSTONE VENTURES, SBIC, L.P.

By:	CAPSTONE SBIC MANAGEMENT, INC.,
its General Partner

By:	/s/ Eugene J. Fischer
Eugene J. Fischer, President

CAPSTONE SBIC MANAGEMENT, INC

By:	/s/ Eugene J. Fischer
Eugene J. Fischer, President

/s/ Eugene J. Fischer
Eugene J. Fischer

/s/ Barbara L. Santry
Barbara L. Santry